Exhibit 99.1

Cuprina Holdings Announces Key Regulatory Milestone in Saudi Arabia

and Strengthens Global Scientific Advisory Board

SINGAPORE, March 11, 2026 – Cuprina Holdings (Cayman) Limited (Nasdaq: CUPR) (“Cuprina” or “the Company”), a biomedical company developing and marketing products for the chronic wounds, infertility, medical waste recycling, and cosmeceuticals sectors, today announced several strategic business developments, including a significant regulatory classification in Saudi Arabia and the expansion of its Medical and Scientific Advisory Board.

Regulatory Milestone in Saudi Arabia

Cuprina’s 49%-owned associate, Cuprina MENA Co. Ltd, has received official product classification from the Saudi Food and Drug Authority (SFDA) for MEDIFLY, the Company’s medical-grade maggot debridement therapy. The SFDA has classified MEDIFLY as a Medical Device–Drug combination product, with the primary mode of action regulated under the medical device framework.

This classification, which allows the Company to finalize the scientific and technical requirements necessary for the commercial distribution of MEDIFLY across Saudi Arabia’s healthcare network, is a critical milestone in Cuprina’s expansion strategy for the Middle East and North Africa (MENA) region.

Expansion of Medical and Scientific Advisory Board

The Company is also pleased to announce the appointment of Enming Yong to its Medical and Scientific Advisory Board. Dr. Yong is a highly respected Consultant in the Department of Endocrinology at Tan Tock Seng Hospital (TTSH) and serves as an Adjunct Senior Lecturer at the Lee Kong Chian School of Medicine, both located in Singapore. A graduate of the National University of Singapore (NUS) and a member of the Royal College of Physicians (UK), Dr. Yong brings deep clinical expertise in managing complex metabolic and endocrine conditions, particularly those intersecting with chronic wound care.

Under the terms of the strategic advisory agreement signed with Cuprina, Dr. Yong will provide high-level scientific governance, with duties including:

●	Scientific & Development Strategy. Reviewing and advising on scientific protocols, research proposals, and long-term product development strategies.
●	Clinical Oversight. Offering medical perspectives on clinical trials, patient safety protocols, and efficacy evaluations for Cuprina’s biotherapeutic pipeline.
●	Strategic Consultation. Participating in key consultations to address project milestones and navigate clinical challenges.
●	Trend Analysis. Providing expert advice on emerging trends in endocrinology and chronic wound management to ensure Cuprina remains at the forefront of medical innovation.

Strengthening Regional Clinical Engagement

Cuprina continues to build strong momentum with the medical community in its core Asian markets through high-profile clinical engagements:

●	Hong Kong. Cuprina recently served as a key sponsor and exhibitor at the 2026 Symposium on Diabetic Wound Healing at The University of Hong Kong (HKU). The event, hosted by The Hong Kong Society for Diabetic Limb Care, allowed the Company to showcase MEDIFLY’s limb-salvage capabilities to leading specialists.

●	Singapore. The Company participated in Woodlands Health (WH) Research Day 2026, presenting its comprehensive product portfolio to clinicians and researchers within Singapore’s public healthcare cluster. In addition, Cuprina convened its inaugural Medical & Scientific Advisory Board Meeting on March 02, 2026.

“The first quarter of 2026 has been defined by focused execution and the strengthening of our scientific foundation,” said Cuprina Chief Executive Officer Mr. David Quek Yong Qi, “Securing our regulatory classification for MEDIFLY in Saudi Arabia provides a clear commercial roadmap for the MENA region, but equally vital is the elevation of our clinical governance. The appointment of Dr. Yong is a transformative step for Cuprina; his profound expertise in endocrinology and leadership within Singapore’s public healthcare ecosystem will be instrumental as we refine our scientific protocols and scale our evidence-based solutions globally.

“Dr. Yong’s oversight ensures that our innovation remains deeply rooted in patient safety and clinical excellence as we address the global challenge of chronic wound care.”

About Cuprina Holdings (Cayman) Limited

We are a Singapore-based biomedical and biotechnology company dedicated to the development and commercialization of innovative products for the management of chronic wounds, as well as operating in the infertility, medical waste recycling, and health and beauty sectors. Our expertise in biomedical research allows us to identify and utilize materials derived from natural sources to develop wound care products in the form of medical devices which meet international standards. For more information, please visit https:// www.cuprina.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Cuprina Holdings (Cayman) Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Cuprina Holdings (Cayman) Limited Investor Contact

Investor Relations

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

+65 8512 7275

Email: ir@cuprina.com.sg

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com